Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650.752.3100 F: 650.472.6021 goodwinprocter.com

January 4, 2021

VIA EDGAR and federal express

Office of Energy & Transportation Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Re:	Powered Brands Registration Statement on Form S-1 File No. 333-251610

Ladies and Gentlemen:

This letter is being submitted on behalf of Powered Brands (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on December 22, 2020 (the “Registration Statement”), as set forth in your letter dated December 31, 2020 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with the response below to the Staff’s comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Registration Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter.

Registration Statement filed on Form S-1

Risk Factors, page 62

1.	We note you disclose here that the warrant agreement requires approval by the holders of at least 65% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. However, Section 9.8 of the Form of Warrant Agreement filed as Exhibit 4.4 provides that the approval of 50% of the then-outstanding public warrants is required. Please reconcile the disclosures or advise.

Division of Corporation Finance

January 4, 2021

RESPONSE:

We respectfully advise the Staff that we will be filing a revised Form of Warrant Agreement as Exhibit 4.4 that will conform the public warrant percentage in Section 9.8 therein to the 65% mentioned in the disclosures in the Registration Statement.

General

2.	We note your prospectus states that if you do not consummate an initial business combination within 24 months from the closing of this offering, you will redeem 100% of the public shares for cash. However, Section 38.8 of your Form of Amended and Restated Memorandum and Articles of Association states that you will redeem the public shares in cash if you do not complete an initial business combination within 24 months after the closing of this offering or 27 months after the closing of this offering if you have executed a letter of intent, agreement in principal or definitive agreement for an initial business combination within 24 months from the closing of this offering. Please advise or revise.

RESPONSE:

We respectfully advise the Staff that we will be filing a revised Form of Amended and Restated Memorandum and Articles of Association as Exhibit 3.2 to remove the reference to “twenty-seven months after the closing of the IPO if the Company has executed a letter of intent, agreement in principal or definitive agreement for an initial Business Combination within twenty-four months from the closing of the IPO” in Sections 38.8, 38.9(a)(ii), and 38.11(b)(ii)(A) therein.

3.	We note disclosures at pages 62-63 of your prospectus reflect that the exclusive forum provision of your warrant agreement applies to Securities Act claims, but will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please revise your Form of Warrant Agreement filed as Exhibit 4.4 to ensure that the exclusive forum provision in Section 9.3 states this clearly.

RESPONSE:

We respectfully advise the Staff that the Form of Warrant Agreement currently filed as Exhibit 4.4 states in Section 9.3 the following: “Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” We respectfully ask the Staff to advise as to whether this language sufficiently addresses the Staff’s request for revision. The revised Exhibit 4.4 that we will be filing pursuant to our response to Comment 1 of the Comment Letter will also include this language as Section 9.3 therein will remain unchanged.

* * *

Division of Corporation Finance

January 4, 2021

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP
cc:	Robert Babula
Gus Rodriguez
Karina Dorin
Loan Lauren Nguyen

Securities and Exchange Commission